Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
 Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

PETROLEO BRASILEIRO S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 33.000.167/0001-01 NIRE 33.300.032.061	ULTRAPAR PARTICIPAÇÕES S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 33.256.439/0001-39 NIRE 35.300.109.724	BRASKEM S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 42.150.391/0001-70 NIRE 29.300.006.939

MATERIAL EVENT

ACQUISITION OF THE IPIRANGA GROUP

Petróleo Brasileiro S.A. (“Petrobras”), Ultrapar Participações S.A. (“Ultrapar”) and Braskem S.A. (“Braskem”) hereby announces in accordance with, and for the purposes of CVM Rule Nº 358/02, that Ultrapar has celebrated, with the acknowledgement of Petrobras and Braskem, a contract with the controlling shareholders (“ Controlling Shareholders of Ipiranga”) of Refinaria de Petróleo Ipiranga S.A. (“RPI”) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) on its own behalf, for the acquisition of all the shares held by the Controlling Shareholders of Ipiranga in RPI, DPPI and in Companhia Brasileira de Petróleo Ipiranga (“CBPI”) (“Sale and Purchase Agreement”) and as commission agent, acting on behalf of Braskem and Petrobras for the

Other than the information contained in this document, Ultrapar Participacoes S.A. has not filed with the SEC any information relating to the merger of the acquisition of the Ipiranga Group, including with respect to the tender and exchange offer transactions referred to above (the "transactions"). As they become available, Ultrapar Participacoes S.A. will be filing with the SEC additional documents relating to the transactions. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participacoes S.A. will be available free of charge from the Investor Relations office of Ultrapar Participacoes S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 011-55-11-3177-6695. PLEASE, READ THE DEFINITIVE OFFERING DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

acquisition of the petrochemical assets, and in the case of Petrobras, specific distribution assets.

After the completion of the acquisition, the businesses of the Ipiranga Group will be managed by Petrobras, Ultrapar and Braskem. Ultrapar will hold the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil (“Southern Distribution Assets”), Petrobras will hold the fuel and lubricant distribution businesses located in the North, Northeast and Central West regions of Brazil (“Northern Distribution Assets”), Petrobras and Braskem will hold the petrochemical assets, represented by Ipiranga Química S.A. and Ipiranga Petroquímica S.A. (“IPQ”) and for IPQ’s stake in Copesul – Companhia Petroquímica do Sul (“Copesul”) in the proportion of 60% for Braskem and 40% for Petrobras (“Petrochemical Assets”). The assets related to oil refining operations held by RPI will be shared equally between Petrobras, Ultrapar and Braskem owned by such companies.

I -RATIONALE

Through this acquisition, Petrobras, Ultrapar and Braskem are taking an important step in the reorganization and consolidation of sectors that are fundamental to the growth of the Brazilian economy, creating differentiated investment conditions.

The Ipiranga Group, one of Brazil’s largest and most traditional corporate conglomerates, operates in the same segments as Petrobras, Ultrapar and Braskem. The Ipiranga Group is Brazil’s second-largest fuel distributor, with a network of 4,240 service stations. It also has a major share of the petrochemical market, with the production of 650,000 tons of petrochemical resins through IPQ, as well as sharing joint control with Braskem of Copesul – Brazil’s second-largest petrochemical raw materials complex. In 2006, the consolidated net revenues of the Ipiranga Group amounted to R$ 31 billion, with EBITDA of R$ 1.0 billion and net income of R$ 534 million.

In line with its Strategic Plan, Petrobras has been investing selectively in Brazil's petrochemical sector and in the Southern Cone, in projects which add value to its oil, natural gas and refining businesses, acting in an integrated manner. The acquisition of these assets will result in an increase in Petrobras’ petrochemical shareholding portfolio, contributing to the consolidation of the Southern Petrochemical Complex.

In the distribution sector, Petrobras intends to consolidate its position in the sector, strengthening its position in the North/Northeast and Central West of Brazil, and under the contract is authorized to use the Ipiranga brand name for up to 5 years. Currently, Petrobras has a global distribution market share of 33.8%, with 6,200 service stations in Brazil and more than 1,000 service stations in other countries, being the largest and only service station network that has a presence throughout Brazil. In the wholesales market, Petrobras holds a consumer portfolio of more than 12,000 clients in the industrial, aviation, transportation, electricity generation markets, among others. Petrobras has major diversity as a result of its extensive logistics network and wide experience in the distribution sector, in which it has been operating for 35 years. Petrobras sees this operation as an opportunity to create value.

Ultrapar, the largest LPG distributor in Brazil, will, following the successful completion of the transactions described herein, become the second-largest company in the vehicle fuel distribution business in Brazil, holding 15% of this market. Ultrapar believes that if it utilizes its independent dealers network and logistics management skills with discipline and determination, it will be able to increase efficiency in Ipiranga’s distribution process.

For Braskem, Latin America's leading company in the production and sale of thermoplastic resins, the acquisition of the Petrochemical Assets of the Ipiranga Group, represents an important step in consolidating and strengthening Brazilian's petrochemical industry and is in alignment with the company’s strategy of achieving growth and adding value. After the completion of this transaction, Braskem will have further strengthened its leadership in the thermoplastic resin market, contributing to increasing the level of competitiveness in Brazil's petrochemical production chain by expanding its production capacity and increasing the range of added value of services available, based on a differentiated structure of innovation and technology.

II. TRANSACTION SUMMARY

The transaction is divided into 5 stages: (1) Acquisition of the Shares of the Controlling Shareholders of Ipiranga by Ultrapar; (2) Mandatory Tender Offer (tag along) for the acquisition of the remaining RPI, DPPI, CBPI and IPQ ordinary shares; (3) Tender Offer for the delisting of Copesul; (4) exchange offer by Ultrapar of the shares issued by RPI, DPPI and CBPI; and (5) segregation of the Southern Distribution Assets, Northern Distribution Assets and Petrochemical Assets and the consequent transfer of the Petrochemical Assets to Braskem and Petrobras and the Northern Distribution Assets to Petrobras.

2.1 Acquisition of the shares of the Controlling Shareholders of Ipiranga: Ultrapar will acquire, for the correct and adjusted price of R$ 2 billion, from the Controlling Shareholders of Ipiranga, shares issued by RPI, DPPI and CBPI, represented by the following shareholding stakes: (a) 61.6% of the ordinary shares issued by RPI, (b) 13.8% of the preferred shares issued by RPI, (c) 65.5% of the ordinary shares issued by DPPI, (d) 12.6% of the preferred shares issued by DPPI, (e) 3.6% of the ordinary shares issued by CBPI, and (f) 0.4% of the preferred shares issued by CBPI. It is estimated that this stage of the transaction will be concluded within approximately 30 days, counting from the present date (“Completion”). The table below shows the price per share paid to the Controlling Shareholders of Ipiranga Group.

Company	Type of Share	Price per share (R$)
RPI	Ordinary linked to Shareholders Agreement	132.85184

Company	Type of Share	Price per share (R$)
	Ordinary not linked to Shareholders Agreement	106.28147
	Preferred	38.93000
DPPI	Ordinary linked to Shareholders Agreement	140.08671
	Ordinary not linked to Shareholders Agreement	112.06937
	Preferred	29.57000
CBPI	Ordinary not linked to Shareholders Agreement	58.10000
	Preferred	20.55000

2.2 Mandatory Tender Offers (tag along) for the shares of RPI, DPPI and CBPI. As a result of the direct and indirect divestment of control of the listed companies RPI, DPPI and CBPI, Ultrapar, under the terms of Art. 254-A of Law 6,404/76 and CVM Rule Nº 361, within a period of up to 30 days after the date of the Completion, will file with the CVM, a request to register tender offers for the purchase of ordinary shares held by the respective minority shareholders of RPI, DPPI and CBPI (“Mandatory Tender Offers”) for a price equivalent to 80% of the price per share paid to the Controlling Shareholders of Ipiranga for the ordinary shares in these companies held by them:

Company	Type of Share	Price per share (R$)
RPI	Ordinary	106.28147
DPPI	Ordinary	112.06937
CBPI	Ordinary	58.10000

2.2.1. Mandatory Tender Offers (tag along) IPQ. Braskem and Petrobras, in accordance with the requirements of Art. 254-A of Law nº 6,404/76 and CVM Rule nº 361, within a period of up to 30 days after the date of the Completion, will file with the CVM, a request to register a mandatory tender offer for the purchase of ordinary shares held by the minority shareholders of IPQ.

2.3 Public Tender Offer for the delisting of Copesul. Within 30 days of Completion, a request will be filed with the CVM for the registration of a public tender offer for the de-listing of Copesul, according to the terms of Art. 4º, § 4º, of Law 6,404/76 and CVM Rule No. 361. The public tender offer will be carried out at a price of R$ 37.60 per ordinary share, using a valuation calculated by the discounted cash flow method.

2.4 Corporate Restructuring at Ultrapar. After the conclusion of the Mandatory Tender Offers, Ultrapar will be carrying out a corporate restructuring in order to: (i) simplify the corporate structure of the Ipiranga Group, concentrating all the shareholders into one company listed on the stock exchange, resulting in a reduction in costs and increased share liquidity and (ii) allow the segregation and transfer of the Petrochemical Assets, Northern Distribution Assets and Southern Distribution Assets (“Corporate Restructuring”). In this context, Ultrapar will carry out share exchange transactions, under the terms of Art. 252 of Law 6,404/76, in which it will offer to exchange its preferred shares for the remaining outstanding ordinary and preferred shares of RPI, DPPI and CBPI (“Share Exchange Transactions”). Following successful completion of the Share Exchange Transactions, RPI,

DPPI and CBPI will become wholly-owned subsidiaries of Ultrapar.

(a) Exchange ratio for the Share Exchange Transactions: for the purpose of establishing the share exchange ratios, Ultrapar, RPI, DPPI and CBPI have been valued based on economic value criteria, in accordance with a valuation report, using the discounted cash flow method. Based on these criteria, the exchange ratio for the shares issued by RPI, DPPI and CBPI, independent of class or type, for shares in Ultrapar will be as follows:

Merged	Type of Shares	Preferred shares of Ultrapar
RPI	Ordinary	0.79850
	Preferred	0.79850
DPPI	Ordinary	0.64048
	Preferred	0.64048
CBPI	Ordinary	0.41846
	Preferred	0.41846

(b) Valuations and other information relating to the Share Exchange Transactions . After the conclusion of the Mandatory Tender Offers, Ultrapar will publish a further "Material Event" announcement, as required by CVM Rule Nº 319, presenting detailed information about the intended Share Exchange Transactions. Deutsche Bank S.A. – Banco Alemão has been retained to provide a valuation report in connection with the Share Exchange Transactions.

(c) Ultrapar Shares. The bylaws of Ultrapar will be amended in order to reflect the increase in paid-up capital and the issue of new preferred shares. The new preferred shares to be issued will confer on their holders the same rights and privileges as are available to the holders of existing preferred shares of Ultrapar. The preferred shares of Ultrapar confer the right to receive the same price as paid to Ultrapar’s controlling shareholders in the event that a change of control transaction were to occur (tag along rights of 100%).

(d) Right of Withdrawal from Ultrapar. Under the terms of Art. 252, §2 of Law No. 6.404/76, the holders of the preferred and ordinary shares issued by Ultrapar who dissent from the Share Exchange Transactions will have the right of withdrawal from Ultrapar. The amounts to be received for a dissenter’s shares will be communicated in a timely manner to shareholders at the moment of publishing the "Material Event" notice carrying details of the Share Exchange Transactions.

(e) Right of Withdrawal from the Ipiranga Group. Under the terms of Art. 264, §3, of Law No. 6.404/76, the holders of ordinary and preferred shares of RPI, DPPI and CBPI who dissent from the Share Exchange Transactions will have the right of withdrawal from these companies. The amounts to be received for a dissenter’s shares will be communicated in a timely manner to shareholders at the moment of publishing the "Material Event" notice, carrying details of the Share Exchange Transactions.

2.5 Segregation of Assets. After the completion of the Share Exchange Transactions, Ultrapar will, carry out: (i) a capital reduction at RPI and CBPI, for the purpose of transferring the Petrochemical Assets directly to Ultrapar, to be subsequently handed over to Petrobras and Braskem under the terms of the commission agreement and (ii) Ultrapar will carry out a demerger of CBPI in order to transfer the Northern Distribution Assets, to a company controlled by Petrobras.

III - RELATIONSHIP BETWEEN ULTRAPAR, BRASKEM AND PETROBRAS

Commission. Ultrapar is acting as a commission agent, under the terms of Articles 693 to 709 of the Brazilian civil code, for Petrobras and Braskem for the purpose of the acquisition of the Petrochemical Assets, and exclusively for Petrobras in the acquisition of the Northern Distribution Assets. These assets will be handed over to their respective principals immediately after the conclusion of the Corporate Restructuring. Petrobras and Braskem and will carry out payments in installments to Ultrapar, for the amounts agreed for the purpose of fulfilling the commission contract.

IV - SHAREHOLDERS AGREEMENT

Shareholders’ Agreement. The Parties have entered into a Shareholders Agreement, so that: (i) the Southern Distribution Assets will be controlled and managed by Ultrapar; (ii) the Petrochemical Assets, will be controlled and managed by Braskem and Petrobras, in the respective proportions of 60% and 40%; (iii) the Northern distribution assets will be controlled and managed by Petrobras and (iv) assets related to oil refinery business of RPI will be controlled and managed jointly by Petrobras, Ultrapar and Braskem.

V - GENERAL TERMS

5.1 CADE. The transaction will be presented for approval to the Brazilian Anti-trust Authorities (CADE – Administrative Board for Economic Defense), the Secretary for Economic Rights – SDE, and the Secretary for Economic Monitoring– SEAE), within the time limit and in the manner prescribed by the current legislation in force.

5.2 Location of documents for inspection. More information may be obtained from the investor relations departments of Petrobras, Ultrapar and Braskem, at the addresses below:

Petrobras Av. Republica do Chile, 65 sala 2202 A – Centro Rio de Janeiro – RJ – 20031-912 www.petrobras.com.br	Ultrapar Av. Brigadeiro Luís Antônio, 1343, 8º. andar. ALA C - São Paulo – SP 01317-910 www.ultra.com.br	Braskem Av. Nações Unidas, 4777, 1º andar São Paulo – SP 05477-400 www.braskem.com.br

5.3 Future Communications. The managements of Ultrapar, Petrobras and Braskem will be keeping the market and their shareholders informed as they implement transactions described herein, or as otherwise deemed necessary.

5.4. Ultrapar Share Buyback Program. Following this announcement. Ultrapar intends to actively engage in its share buyback program.

São Paulo, March 19, 2007

Almir Guilherme Barbassa, Financial and Investor Relations Director of Petróleo Brasileiro S.A. – Petrobras	André Covre Financial and Investor Relations Director of Ultrapar Participações S.A.	Carlos Fadigas Financial and Investor Relations Director of Braskem S.A.